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                              January 9, 2024

       Steven R. Jones
       Co-Chief Executive Officer
       LandBridge Co LLC
       5555 San Felipe Street, Suite 1200
       Houston, TX 77056

                                                        Re: LandBridge Co LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
15, 2023
                                                            CIK No.: 0001995807

       Dear Steven R. Jones:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

       Draft Registration Statement on Form S-1 Submission No. 2

       Summary
       Our Assets
       Our Core Position, page 5

   1. We have read your response to prior comment 5 and note the revised disclosure of high-
                                                        probability undrilled
well locations includes a total of 7,662 locations (pages 17, 110, and
                                                        135) which is not fully
explained by the 3,561 locations in the Core Position and 3,383 locations in the
Southern Position. Please expand your disclosure to identify the remaining
                                                        718 high-probability
undrilled well locations.
 Steven R. Jones
FirstName
LandBridgeLastNameSteven R. Jones
            Co LLC
Comapany
January    NameLandBridge Co LLC
        9, 2024
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Sources of Revenue, page 9

2.       We acknowledge your revised disclosures in response to prior comment
6. We also refer
         to your response to prior comment 22, and note that you state there is no minimum commitment in your contracts with your significant customers. Please revise to balance your disclosures in this section to explain that although you may expect the production in the Delaware Basin area to be long-term, your contracts with your significant customers, which represent a significant portion of your revenues, contain no minimum commitment provisions.
Redemption Right, page 23

3.       We acknowledge your revised disclosures in response to prior comment
9. Please also
         revise to clarify, to the extent correct, that there is no time limit to this redemption right, and that a holder of an OpCo Unit would be able to exercise this right immediately after the offering.
Organizational Structure, page 25

4.       We acknowledge your revised disclosure in response to prior comment
10. As previously
         stated, please revise your registration statement to explain how the ownership structure in the diagram is "simplified." Please also further expand your disclosures to clarify the timing and order of the events, and confirm that all information regarding your reorganization, including the approximate anticipated ownership split, will be provided pre-effectively. In addition, we note that in your response to prior comment 8 you stated
         that NDB Parent will own an estimated equity interest in OpCo of 70%. Please revise your disclosures as appropriate, including in the summary, to discuss any risks associated with having a minority economic interest in OpCo, or advise.

Industry
Hydrocarbon Value Chain, page 110

5.
         We note your statements regarding your competitive position within your industry and your use of information, metrics and various estimates using data from third parties such as Enverus and Netherland Sewell & Associates (NSAI) here and elsewhere in your prospectus. Please tell us the general terms, conditions and limitations, if any, imposed by
         Enverus and NSAI for the use of this data in your prospectus.

         To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with the Securities
         Act Rule 436 and revise your filing to include this clarification. Steven R. Jones
FirstName
LandBridgeLastNameSteven R. Jones
            Co LLC
Comapany
January    NameLandBridge Co LLC
        9, 2024
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6. Please expand the discussion on page 110 regarding your disclosure of the number of development locations by probability on and surrounding your surface acreage to further relate this information to the continued development activity as described on pages 112 through 115. For example, explain the extent that these locations primarily support the assessment of your water handling operations and various business opportunities related to your surface acreage. If this information, specifically the high-probability well locations, was utilized by you or your third party engineer in the assessment of your proved undeveloped reserves as of December 31, 2022 and/or September 30, 2023, please expand your disclosure to include this clarification and provide further details as to such usage.
7. We have read your response to prior comment 14 and note your footnote reference and disclosure of the definitions for a high-probability and medium-probability development location in the Glossary on page A-2. However, we reissue our comment as we are unable to locate an explanation that clarifies what the application of probability is measuring in relationship to the disclosure of these locations. We also note the definition of a high-
         probability and medium-probability development location presented in the Glossary refers to a set of definitions and guidelines other than those in Rule 4-10(a) of Regulation S-X that implies such locations would be classified as proved and probable, respectively, without further explanation as to the reason(s) for the reserve classification differences
         under the 2018 Petroleum Resources Management System (   PRMS   ).

         Please expand your disclosure to identify the technical and/or economic criteria applied to determine the differing levels of probability, e.g. high-probability, medium-probability or other potential. Also revise or modify the definitions in the Glossary to remove references to reserve categories under a set of definitions other than Rule 4-10(a) of Regulation S-X or explain why you believe your high-probability and medium-probably development locations would be classified as proved and probable undeveloped under the PRMS.
Customers; Material Contracts and Marketing, page 139

8. We acknowledge your updated disclosure in response to comment 23. However, please further expand your disclosures to discuss the material terms of these agreements, including any minimum term or purchase commitment provisions, and expand on your discussion of economic terms for each type of agreement to provide additional context to investors. For example, with respect to royalty rates, please revise to provide a royalty range for each type of agreement. Regarding the annual price increases, please revise to explain what you mean by "reflective of current market expectations for inflation" and when that provision would apply instead of a price increase that is tied to the Consumer
         Price Index. We also note your revised disclosures on pages 154 and 155 stating that you do not generally have evidence of approval of your operators' development plans and that you are not provided information from your customers as to whether any wells drilled on your property are classified as exploratory or as developmental wells. Revise to add disclosures with respect to each type of agreement to explain the division of obligations between you and the counterparties regarding regulatory, including environmental,
 Steven R. Jones
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LandBridgeLastNameSteven R. Jones
            Co LLC
Comapany
January    NameLandBridge Co LLC
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         obligations and compliance. To the extent applicable, please add appropriate risk disclosure regarding any lack of oversight of your customers' compliance with environmental and other regulatory obligations and any potential impact on you.
Business
Oil, Natural Gas and NGL Data
Summary of Reserves, page 152

9. We have read your response to prior comment 16 and note your expanded disclosure includes the statement, "The following table presents our proved, probable and possible reserves as of December 31, 2022, based on our proved, probable and possible reserve estimates as of such date, which have been prepared by Von Gonten." We note your presentation and the disclosure in the Von Gonten reserve reports,
Exhibit 99.2 and 99.3,
         do not include estimates of probable and possible reserves. Please revise your disclosure to remove the reference to such reserves. Also expand your statement to clarify the estimates of proved reserves as of September 31, 2023 were prepared by Von Gonten.
PUDs, page 153

10.
         We have read your response to prior comment 17 and note the discussion of the changes in proved undeveloped reserves provided on page 154 does not relate the explanation for a change to a specific line item entry in the tabular reconciliation shown on page 153. For example, the explanation for the changes that occurred during 2022 does not identify which change was due to extensions and discoveries and which change was due to revisions of previous estimates. Furthermore, we are unable to find an explanation for the revisions of previous estimates which occurred during 2023. Please revise your disclosure as necessary to comply with Item 1203(b) of Regulation S-K.

         We also note your explanation of the changes in total proved reserves due to revisions of previous estimates provided on page F-40 appears to identify several unrelated and potentially offsetting factors such as changes in commodity prices, historical and projected performance as well as other unidentified factors. Please expand your disclosure to separately identify and quantify the volumes associated with each contributing factor, including offsetting factors, so the change in net reserve quantities is fully explained and reconciled for each period presented, e.g. 2022 and separately for 2023. Refer to the disclosure requirements in FASB ASC 932-235-50-5.
11.      We have read your response to prior comment 18 and note several selection
         criteria included in your response letter, as noted below, were not incorporated into your expanded disclosure of the evaluation methods used to determine proved undeveloped reserves. Please expand the discussion provided on page 154 to additionally clarify your assessment:
             is based on locations that are economically producible,
             only includes locations that are direct offsets to productive wells,
 Steven R. Jones
FirstName
LandBridgeLastNameSteven R. Jones
            Co LLC
Comapany
January    NameLandBridge Co LLC
        9, 2024
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                considers publicly available information related to the operators of our acreage, including the number of drilling rigs each operator are running, actual drilling permits issued, information disclosed on drilling and development programs, and announced capital budgets, and
                includes informal contact with operators to understand whether our expectations of their drilling and development activities are consistent with their near-term drilling schedules.
12. Please revise the disclosure that you limit your PUDS to the quantities of oil and natural gas that are reasonably certain to be recovered in the next five years to clarify, if true, that all of your PUDs are scheduled to be developed within five years of initial disclosure as proved undeveloped reserves. Refer to Rule 4-10(a)(22)(ii) of Regulation S-X and Item
         1203(d) of Regulation S-K, respectively.
13. Please expand the disclosure under the section Risk Factors to address the risk for timing, drilling and outcomes for your proved undeveloped reserves.
Production and Price History, page 154

14. We have reviewed your expanded disclosure in response to prior comment 20 and note there appears to be a discrepancy in the disclosed NGL production volume of 47 MBbl and total production of 290 MBoe on page 154 versus the NGL production of 46 MBbl and total production of 289 MBoe on page F-39. Please revise your disclosure to resolve this inconsistency or tell us why a revision is not needed.
Net Mineral Acres, page 155

15. We have reviewed your expanded acreage disclosure in response to prior comment 21;
         however, your disclosure does not provide a break-out of your acreage on a gross/net developed and undeveloped basis. Please revise your disclosure as necessary to comply with Items 1208(a) and (b) of Regulation S-K.
Description of Shares
Transfer of common shares, page 183

16.      We acknowledge your revised disclosures in response to prior comment
27. Please further
         revise your disclosure to explain when you may take these actions and add risk disclosures to the extent applicable.
DBR Land Holdings LLC and Subsidiaries
Consolidated Financial Statements, page F-13

17. We note the revisions made to your consolidated statements of operations, balance sheets, statements of changes in member's equity and statement of cash flows since the prior submission. Please tell us how you considered the guidance in ASC 250 and SAB 99 in concluding that the changes should not be reported as errors in previously issued financial
 Steven R. Jones
LandBridge Co LLC
January 9, 2024
Page 6
         statements. Otherwise, further revise by providing all the disclosures required by ASC
         250-10-50, label the appropriate columns of the financial statements as "Restated" and have your auditor revise its report to reference the restatement consistent with paragraph
         18e of PCAOB Auditing Standard 3101. We remind you that any restatements as a result of identified errors would still be required to be disclosed even in a draft registration statement. See Question 38 from JOBS Act FAQs.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-23

18. We note your response to our prior comment 30. Please separately disclose your rental revenue amounts accounted for under ASC 842 from contracts with customers accounted for under ASC 606 for each of the periods presented. See ASC 606-10-50-4a.
Item 17. Undertakings, page II-3

19. We note that you have deleted certain of your undertakings. Please note, for example, that the Item 512(a)(6) undertaking is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. Please make corresponding revisions, or advise.
Exhibits

20. The disclosures in Exhibits 99.2 and 99.3 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K or contain incomplete or inconsistent information regarding the evaluation. Please obtain and file revised reserve reports to address the following points:
           The effective date of the reserve reports should be revised to "as of the end of the evaluation periods"; e.g. as of September 30, 2023 and as of December 31, 2022, to
           correlate with the unweighted arithmetic average of the first-day-of-the-month historical prices (Item 1202(a)(8)(ii) and the requirements in Item 1202(a)).
           The date on which the reports were completed (Item 1202(a)(ii)).
           The average realized prices by product for the reserves included in the reports as part of the discussion of primary economic assumptions (Item
1202(a)(8)(v)).
           The reports should include an explanation of why the third party included operating expenses and capital costs as part of the evaluation; however, such costs were not deducted in determining the estimated future net revenues as part of the discussion of primary economic assumptions specific to the Company (Item 1202(a)(8)(v)).
           The reports include a discussion of abandonment costs which are not relevant to the
           Company   s royalty interests and should revised or modified as
appropriate to comply
FirstName LastNameSteven R. Jones
           with the discussion of primary economic assumptions specific to the Company (Item
Comapany 1202(a)(8)(v)).
           NameLandBridge Co LLC
January 9, 2024 Page 6
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 Steven R. Jones
FirstName
LandBridgeLastNameSteven R. Jones
            Co LLC
Comapany
January    NameLandBridge Co LLC
        9, 2024
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       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      David Oelman, Esq.